

February 27, 2014

Via E-mail
David P. Luci, Esq.
President and Chief Executive Officer
Dipexium Pharmaceuticals, LLC
74 Broad Street
New York, New York 10004

> **Re:** **Dipexium Pharmaceuticals, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 24, 2014**
> **File No. 333-193780**

Dear Mr. Luci:

We have reviewed your amended registration statement and response letter dated February 24, 2014 in response to our comment letter dated February 18, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 41

1. Please refer to your revised disclosures in response to prior comment 4. The pro forma net tangible book value per share amount, that give effect to the warrant exchange, is the same as the pro forma per share amount that give further effect to the corporate conversion. Please revise to compute the pro forma net tangible book value per share that gives effect to the warrant exchange separate based on the pro forma membership interests or consider disclosing only one pro forma net tangible book value per share amount that give effect to both transactions.

Financial Statements
Notes to Financial Statements
Note 14 – Subsequent Events, page F-15

2. Please refer to your revised disclosure in response to prior comment 7. Please explain to us how the 23,719 Class A Membership Interests issued in exchange for the warrants was calculated using an intrinsic value of the warrants at $2.93, on an as converted basis, a seven-to-one conversion ratio and an estimated offering price of $11.50 per share. Also, it appears that this exchange should be recorded in members' equity. Please refer us to the authoritative accounting literature that supports your disclosure that the exchange resulted in no impact to the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David P. Luci, Esq.
Dipexium Pharmaceuticals, LLC
February 27, 2014
Page 3

      You may contact Don Abbott at (202) 551-3608 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

            Sincerely,

            /s/ *Bryan J. Pitko* for

            Jeffrey P. Riedler
            Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
       Ellenoff Grossman & Schole LLP
       1345 Avenue of the Americas, 11th Floor
       New York, NY 10105